ArcelorMittal

Condensed Consolidated Financial Statements for the six months ended June 30, 2009

ArcelorMittal and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

(unaudited)

	December 31, 2008	June 30, 2009

ASSETS
Current assets:
Cash and cash equivalents	7,576	7,245
Restricted cash	11	18
Assets held for sale (note 4)	910	5
Trade accounts receivable and other	6,737	6,228
Inventories (note 3)	24,741	16,796
Prepaid expenses and other current assets	4,439	4,618
Total current assets	44,414	34,910

Non-current assets:
Goodwill and intangible assets	16,119	16,397
Property, plant and equipment	60,755	60,715
Investments in associates and joint ventures	8,512	9,136
Other investments	437	458
Deferred tax assets	751	3,111
Other assets	2,100	2,391
Total non-current assets	88,674	92,208
Total assets	133,088	127,118

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 7)	8,409	7,962
Trade accounts payable and other	10,501	8,106
Short-term provisions	3,292	2,544
Liabilities held for sale	370	-
Accrued expenses and other liabilities	7,413	6,432
Income tax liabilities	775	569
Total current liabilities	30,760	25,613

Non-current liabilities:
Long-term debt, net of current portion (note 7)	25,667	22,164
Deferred tax liabilities	6,395	5,669
Deferred employee benefits	7,111	7,371
Long-term provisions	2,343	2,236
Other long-term obligations	1,582	2,754
Total non-current liabilities	43,098	40,194
Total liabilities	73,858	65,807

Equity (note 5):
Equity attributable to the equity holders of the parent	55,198	57,515
Non-controlling interests	4,032	3,796
Total equity	59,230	61,311
Total liabilities and equity	133,088	127,118

The accompanying notes are an integral part of these condensed consolidated financial statements.

ArcelorMittal and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions of U.S. dollars except share and per share data)

(unaudited)

	Six months ended June 30,
	2008	2009

Sales (including 3,156 and 1,293 of sales to related parties for 2008 and 2009, respectively)	67,649	30,298
Cost of sales (including depreciation and impairment of 2,855 and 2,346 and purchases from related parties of 1,460 and 670 for 2008 and 2009, respectively)	54,003	30,915
Gross margin	13,646	(617)
Selling, general and administrative	3,411	2,050
Operating income (loss)	10,235	(2,667)

Income (loss) from investments in associates and joint ventures	881	(142)
Financing costs—net	(785)	(1,505)
Income (loss) before taxes	10,331	(4,314)

Income tax expense (benefit) (note 6)	1,529	(2,327)

Net income (loss) (including non-controlling interests)	8,802	(1,987)

Net income (loss) attributable to:
Equity holders of the parent	8,210	(1,855)
Non-controlling interests	592	(132)

Net income (loss) (including non-controlling interests)	8,802	(1,987)

Earnings (loss) per common share (in U.S. dollars):
Basic	5.87	(1.34)
Diluted	5.86	(1.34)

Weighted average common shares outstanding (in millions):
Basic	1,398	1,381
Diluted	1,402	1,381

The accompanying notes are an integral part of these condensed consolidated financial statements.

ArcelorMittal and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars except share and per share data)

(unaudited)

		Six months ended June 30,
		2008		2009

Net income (loss) (including non-controlling interests)		8,802		(1,987)

Other comprehensive income (loss):
Available-for-sale investments: Gains arising during the period (net of tax of 13 and nil for 2008 and 2009, respectively)	317		25
Less: Reclassification adjustments for gains included in the statements of operations (net of tax of nil and nil for 2008 and 2009, respectively)	(18)		(8)
	299		17
Derivative financial instruments: (Losses) gains arising during the period (net of tax of 264 and (21) for 2008 and 2009, respectively)	(570)		33
Less: Reclassification adjustments for (losses) gains included in the statements of operations (net of tax of 64 and (205) for 2008 and 2009, respectively)	129		(539)
	(441)		(506)
Exchange differences arising on translation of foreign operations (net of tax of 140 and (168) for 2008 and 2009, respectively)	2,806		1,787

Share of other comprehensive income related to associates	142		261

Total other comprehensive income	2,806		1,559

Total other comprehensive income attributable to:
Equity holders of the parent	2,793		1,229
Non-controlling interests	13		330
		2,806		1,559

Net comprehensive income (loss)		11,608		(428)

Net comprehensive income (loss) attributable to:
Equity holders of the parent		11,003		(626)
Non-controlling interests		605		198
Net comprehensive income (loss)		11,608		(428)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ArcelorMittal and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Six Months Ended June 30, 2008 and 2009

(unaudited)

						Reserves

(in millions of U.S. dollars except share and per share data)	Shares (1)	Share capital	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) On Derivative Financial Instruments	Unrealized Gains (Losses) On Available for Sale Securities	Equity attributable to the equity holders of the parent	Non-controlling Interests	Total Equity
Balance at December 31, 2007	1,422	9,269	(1,552)	20,309	23,552	4,656	(356)	807	56,685	4,850	61,535
Net income	—	—	—	—	8,210	—	—	—	8,210	592	8,802
Other comprehensive income	—	—	—	—	—	2,935	(441)	299	2,793	13	2,806
Total Comprehensive income	—	—	—	—	8,210	2,935	(441)	299	11,003	605	11,608

Acquisition of treasury stock	(37)	—	(2,714)	—	—	—	—	—	(2,714)	—	(2,714)
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	—	(1,242)	(1,242)
Recognition of share based payments	—	—	46	156	—	—	—	—	202	—	202
Dividends (1.50 per share)	—	—	—	—	(2,109)	—	—	—	(2,109)	(313)	(2,422)
Others	—	—	—	—	—	—	—	—	—	182	182
Balance at June 30, 2008	1,385	9,269	(4,220)	20,465	29,653	7,591	(797)	1,106	63,067	4,082	67,149

Balance at December 31, 2008	1,366	9,269	(5,800)	20,575	30,403	(1,466)	1,488	729	55,198	4,032	59,230
Net loss	—	—	—	—	(1,855)	—	—	—	(1,855)	(132)	(1,987)
Other comprehensive income (loss)	—	—	—	—	—	1,722	(510)	17	1,229	330	1,559
Total Comprehensive income (loss)	—	—	—	—	(1,855)	1,722	(510)	17	(626)	198	(428)

Treasury stock	—	—	11	(11)	—	—	—	—	—	—	—
Offering of common shares	141	681	2,890	264	—	—	—	—	3,835	—	3,835
Recognition of share based payments	1	—	30	144	—	—	—	—	174	—	174
Dividends (0.75 per share)	—	—	—	—	(1,084)	—	—	—	(1,084)	(180)	(1,264)
Others	—	—	—	—	18	—	—	—	18	(254)	(236)
Balance at June 30, 2009	1,508	9,950	(2,869)	20,972	27,482	256	978	746	57,515	3,796	61,311

(1)	Excludes treasury shares.

The accompanying notes are an integral part of these condensed consolidated financial statements.

ArcelorMittal and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Six months ended June 30,
	2008	2009

Operating activities:
Net income (loss)	8,802	(1,987)

Adjustments to reconcile net income to net cash provided by operations and payments
Depreciation and impairment	2,855	2,346
Net realizable value and onerous supply contract	188	2,147
Others	(967)	(2,615)

Changes in operating assets and liabilities, net of effects from acquisitions
Trade accounts receivable	(3,654)	940
Inventories	(4,670)	5,620
Trade accounts payable	3,622	(2,697)
Other working capital movements	38	(1,679)
Net cash provided by operating activities	6,214	2,075

Investing activities:
Purchase of property, plant and equipment	(2,328)	(1,418)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	(4,282)	(67)
Investments in associates and joint ventures accounted for under equity method	(1,541)	-
Other investing activities (net)	168	210
Net cash used in investing activities	(7,983)	(1,275)

Financing activities:
Offering of common shares	-	3,153
Proceeds from short-term and long-term debt	13,329	9,939
Payments of short-term and long-term debt	(7,895)	(13,320)
Dividends paid	(1,290)	(697)
Other financing activities (net) includes (2,648) share buy back in 2008	(2,631)	(252)
Net cash provided by (used in) financing activities	1,513	(1,177)

Net decrease in cash and cash equivalents	(256)	(377)
Effect of exchange rate changes on cash	(137)	46
Cash and cash equivalents:
At the beginning of the period	7,860	7,576
At the end of the period	7,467	7,245

The accompanying notes are an integral part of these condensed consolidated financial statements.

ArcelorMittal and Subsidiaries

(in millions of U.S. dollars unless otherwise stated except share and per share data)

Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2009

NOTE 1 – BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Preparation of the condensed consolidated financial statements

The condensed consolidated financial statements of ArcelorMittal and Subsidiaries (“ArcelorMittal” or the “Company”) for the six months ended June 30, 2008 and 2009 (the “Interim Financial Statements”) have been prepared in accordance with International Accounting Standard (“IAS”) No. 34, “Interim Financial Reporting” and reflect all adjustments (including normal recurring items) which in the opinion of management are considered necessary for the fair presentation of the results. They should be read in conjunction with the annual consolidated financial statements and the notes thereto in the Company’s Annual Report for the year ended December 31, 2008 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Accounting policies

The Interim Financial Statements have been prepared on a historical cost basis, except for available for sale financial assets and derivative financial instruments, which are measured at fair value. The accounting policies used to prepare the Interim Financial Statements are the policies described in Note 2 of the consolidated financial statements for the year ended December 31, 2008.

Effective January 1, 2009, the Company adopted IAS 1 (revised), “Presentation of Financial Statements” and the resulting impacts on IAS 34, “Interim Financial Reporting”. Consequently, the presentation of the Interim Financial Statements has been modified to include the presentation of the condensed consolidated statement of comprehensive income for the six months ended June 30, 2008 and 2009. No modifications were required to be made to the presentation of the statements of financial position, operations, changes in equity or cash flows or any of the notes thereto.

The Company adopted IFRS 8, “Operating Segments” and the resulting amendments to IAS 34, “Interim Financial Reporting” on January 1, 2009. As a result, the Company is required to report selected information about its operating segments in interim financial reports. IFRS defines operating segments as components of an entity about which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. As the Company previously defined its operating segments in alignment with the Group Management Board’s responsibilities, the adoption of IFRS 8 and the revisions to IAS 34 did not impact the Company’s segment presentation.

The Company also adopted a number of new standards, amendments to standards or interpretations effective January 1, 2009 which are described in Note 1 to the consolidated financial statements for the year ended December 31, 2008. There were no significant effects on the Interim Financial Statements as a result of the adoption of any of the aforementioned standards.

The preparation of financial statements in conformity with IFRS recognition and measurement principles requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates.

ArcelorMittal and Subsidiaries

(in millions of U.S. dollars unless otherwise stated except share and per share data)

Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2009

NOTE 2 – ACQUISITIONS

On January 31, 2009, ArcelorMittal completed the acquisition of 60% of DSTC FZCO, a newly incorporated company located in the Dubai free zone which will acquire the main business of Dubai Steel Trading Company LLC, a steel distributor in the United Arab Emirates, for a total consideration of 67. An option for an additional 10% stake can be exercised between September 1, 2010 and January 31, 2011.

During the six months ended June 30, 2009, the Company completed the purchase price allocation for Unicon, Mid Vol and the Russian coal mines. Final goodwill recorded as a result of these acquisitions amounted to 158, 145 and 170, respectively.

NOTE 3 – INVENTORIES

Inventories, net of the allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence as of December 31, 2008 and June 30, 2009, respectively, is comprised of the following:

	December 31, 2008	June 30, 2009

Finished products	7,788	5,080
Production in process	4,501	3,316
Raw materials	9,771	5,899
Manufacturing supplies, spare parts and other	2,681	2,501

Total	24,741	16,796

The Company recognized inventory write-downs of 312 and 1,910 and recorded reversals of 25 and nil during the six months ended June 30, 2008 and 2009, respectively.

NOTE 4 – ASSETS HELD FOR SALE

On January 23, 2009, the Company contributed its 76.9% stake in Saar Ferngas AG to an associated company, Soteg. Following this transaction, ArcelorMittal’s stake in Soteg increased from 20% to 26.15%. On February 16, 2009, the Company sold 2.48% of Soteg to the government of Luxembourg and SNCI (“Société Nationale de Crédit et d’Investissement”) for proceeds of 58 and a gain of 3.

ArcelorMittal and Subsidiaries

(in millions of U.S. dollars unless otherwise stated except share and per share data)

Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2009

NOTE 5 – EQUITY

Offering of common shares

On April 29, 2009, the Company announced an offering of approximately 141 million common shares which was closed on May 6, 2009 (the “Offering”). Pending shareholder approval for authorization to increase issued share capital, the Company entered into a Share Lending Agreement dated April 29, 2009 (the “Agreement”), with Ispat International Investments S.L. (“Ispat”), a company controlled by Mr. Lakshmi and Mrs. Usha Mittal, under which the Company borrowed 98 million shares. The 98 million borrowed shares were accounted for as treasury shares and then used, along with 29 million other treasury shares at the closing on May 6, 2009, to settle all purchases in the Offering other than the 14 million shares purchased by Ispat.

On June 17, 2009, at an Extraordinary General Meeting, the shareholders approved an authorization for the Board of Directors to increase the issued share capital of the Company by a maximum of 168,173,653 shares during a period of five years. On June 22, 2009, the Company issued and returned the 98 million borrowed shares and issued the 14 million shares subscribed by Ispat.

Proceeds from the offering, net of transaction costs, were $3.2 billion. Under the terms of the Agreement, the Company paid a share lending fee of 2.4.

Following the capital increase, the issued corporate share capital amounted to €6,837 million (9,950) represented by approximately 1,561 million shares, of which approximately 1,508 million shares were outstanding as of June 30, 2009. The authorized share capital of €7,082 million is represented by 1,617 million shares, without nominal value, for a period ending on July 14, 2014.

Treasury shares

ArcelorMittal held, indirectly and directly, approximately 52.9 million treasury shares as of June 30, 2009.

Dividends

Dividend payments of 256 and 262 ($0.1875 per share per quarter) were made on each of March 16, 2009 and June 15, 2009, respectively.

NOTE 6 – INCOME TAX

The tax provision (benefit) for the period is based on an estimated annual effective rate, which requires management to make its best estimate of annual pretax income for the year. During the year, management regularly updates its estimates based on changes in various factors such as prices, shipments, product mix, plant operating performance and cost estimates, including labor, raw materials, energy and pension and other postretirement benefits.

The income tax provision (benefit) reflects an estimated annual effective tax rate of 14.8% and 53.9% for the six months ended June 30, 2008 and 2009, respectively. The change in the estimated annual effective tax rate is due to changes in the estimated results at subsidiaries.

Deferred tax assets were 751 and 3,111 for the year ended December 31, 2008 and six months ended June 30, 2009, respectively. The increase in deferred tax assets is primarily due to operating losses incurred by certain subsidiaries during the six months ended June 30, 2009, and an increase of the net deferred tax asset of the Luxembourg tax integration resulting from the reversal of a deferred tax liability of 682 due to the Offering. The deferred tax liability was previously recognized for the potential future recapture of an impairment expense related to the Company’s treasury shares recorded for tax purposes.

ArcelorMittal and Subsidiaries

(in millions of U.S. dollars unless otherwise stated except share and per share data)

Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2009

NOTE 7 – LONG-TERM AND SHORT-TERM DEBT

Long-term debt is comprised of the following:

	Year of maturity	Type of Interest	Interest rate(1)	December 31, 2008	June 30, 2009
Corporate
€17 billion Credit Facility	2011-2012	Floating	1.5%-1.8%	16,289	8,442
€2.5 billion unsecured bonds	2013-2016	Fixed	8.25%-9.375%	-	3,502
$3.0 billion unsecured notes	2013-2018	Fixed	5.4%-6.1%	2,970	2,971
$2.25 billion unsecured notes	2015-2019	Fixed	9%-9.85%	-	2,191
€1.25 billion convertible bonds	2014	Fixed	7.25%	-	1,309
800 Convertible Senior Notes	2014	Fixed	5%	-	603
$3.2 billion Credit Facility	2010	Floating	-	3,181	-
Other debenture loans	2009-2014	Fixed	3.4%-5.5%	1,839	1,837
EBRD loans	2009-2015	Floating	2.3%-2.4%	304	275
Other loans	2009-2035	Floating	1.1%-2.1%	1,385	1,553
Other loans	2009-2016	Fixed	3.7%-6.4%	724	695
Total Corporate				26,692	23,378
Americas
800 Senior secured notes	2014	Fixed	9.75%	420	421
600 Senior unsecured notes	2014	Fixed	6.5%	500	500
Other loans	2009-2020	Fixed/Floating	1%-26%	1,461	1,425
Total Americas				2,381	2,346
Europe, Asia & Africa
Other loans	2009-2022	Fixed/Floating	1%-22%	155	275
Total Europe, Asia & Africa				155	275
Total				29,228	25,999
Less current portion of long-term debt				3,777	4,190
Total long-term debt (excluding lease obligations)				25,451	21,809
Lease obligations				216	355
Total long-term debt, net of current portion				25,667	22,164

(1)	Rates applicable to balances outstanding at June 30, 2009.

ArcelorMittal and Subsidiaries

(in millions of U.S. dollars unless otherwise stated except share and per share data)

Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2009

Short-term debt is comprised of the following:

	December 31, 2008	June 30, 2009
Short-term bank loans and other credit facilities	4,564	3,696
Current portion of long-term debt	3,777	4,190
Revaluation of interest rate hedge instruments	3	-
Lease obligations	65	76
Total short-term debt	8,409	7,962

Convertible debentures

On April 1, 2009, the Company issued €1.25 billion (1,662) of unsecured and unsubordinated convertible bonds due April 1, 2014 (the “€1.25 billion convertible bonds”). These bonds bear interest at 7.25% per annum payable semi-annually on each April 1 and October 1 in each year commencing on October 1, 2009.

On May 6, 2009, ArcelorMittal issued 800 of unsecured and unsubordinated convertible senior notes (the “800 Convertible Senior Notes”) due May 15, 2014. These notes bear interest at 5.00% per annum payable semi-annually on each May 15 and November 15 of each year commencing on November 15, 2009. The €1.25 billion convertible bonds and the 800 Convertible Senior Notes are collectively referred to as the Convertible Debentures herein.

The €1.25 billion convertible bonds may be converted by the bondholders from May 11, 2009 and the 800 Convertible Senior Notes may be converted by the noteholders at any time prior to the end of the seventh business day preceding May 15, 2014. The Company has the option to settle the Convertible Debentures for common shares or the cash value of the common shares at the date of the settlement, as defined in the debentures. The Company has determined that the agreements related to the Convertible Debentures are hybrid instruments as the conversion option gives the holders the right to put the Convertible Debentures back to the Company in exchange for cash or common shares of the Company at the cash equivalent of the common shares of the Company based upon the Company’s share price. In addition, the Company identified certain components of the contract to be embedded derivatives. The Convertible Debentures had an anti-dilutive impact on Earnings (loss) per share of $0.08 for the six months ended June 30, 2009.

At the inception of the Convertible Debentures, the Company determined the fair value of the embedded derivatives using the binomial methodology and recorded the amounts as financial liabilities in other long-term obligations of 408 and 189 for the €1.25 billion convertible bonds and the 800 Convertible Senior Notes, respectively. At June 30, 2009, the fair value of the embedded derivates were 665 and 289, for the €1.25 billion convertible bonds and the 800 Convertible Senior Notes, respectively, and the change in fair value of 357 was recorded in the statement of operations for the six months ended June 30, 2009 as financing costs. Assumptions used in the fair value determination at the inception and as June 30, 2009 were as follows:

	€1.25 billion convertible bonds		800 Convertible Senior Notes
	At inception	June 30, 2009	At inception	June 30, 2009

Spot value of shares	€ 16.01	€ 23.39	$27.56	$32.86
Quote of convertible bonds	€ 21.62	€ 28.08	$113.22	$126.50
Credit spread (basis points)	1,049	462	602	462
Dividend per quarter	€ 0.135	€ 0.135	$0.1875	$0.1875

ArcelorMittal and Subsidiaries

(in millions of U.S. dollars unless otherwise stated except share and per share data)

Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2009

Debenture loans

On May 20, 2009, the Company issued unsecured and unsubordinated notes in two tranches for an aggregate principal amount of 2,250 consisting of 750 (issued at 98.391%) bearing interest at 9% per annum, maturing February 15, 2015 and 1,500 (issued at 97.522%) bearing interest at 9.85% per annum, maturing June 1, 2019.

On June 3, 2009, the Company issued unsecured and unsubordinated bonds in two tranches for an aggregate principal amount of €2.5 billion (3,525) consisting of €1.5 billion (issued at 99.589%) bearing interest at 8.25% per annum, maturing June 3, 2013 and €1 billion (issued at 99.381%) bearing interest at 9.375% per annum, maturing June 3, 2016.

Credit facilities

As of June 30, 2009, the Company had $15.4 billion available under its credit facilities. During the six months ended June 30, 2009, the Company repaid $7.8 billion of the outstanding amount of the €17 billion Credit Facility and $3.2 billion of the outstanding amount of the $3.2 billion Credit Facility.

Forward Start facilities

During February, March and April the Company secured commitments from banks for Forward Start facilities totaling $6 billion, subject to certain conditions. A Forward Start facility provides a borrower with a committed facility to refinance an existing facility, and therefore certainty as to the availability of funds for that refinancing. The Forward Start facilities contain a provision having the effect of automatically cancelling on a pro rata basis the aggregate commitments under these facilities. The receipt of the proceeds from the various bonds issued during the second quarter of 2009 reduced availability under these facilities to 597 at June 30, 2009.

NOTE 8 – FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to hedge its exposure to fluctuations in interest and exchange rates, the price of raw materials, energy and emission rights allowances, and other exposures arising from operating, financing and investment activities.

The Company generally manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying, risk limits and/or the characteristics of the counter-party.

In June 2008, the Company entered into a transaction to hedge U.S. dollar-denominated raw material purchases until 2012. The hedge involved a combination of forward contracts and options that initially covered approximately 60% to 75% of the dollar outflow from the Company’s European subsidiaries based on then-current raw materials prices, or approximately $20 billion. Several forward exchange and option contracts amounting to a substantial portion of the hedge were unwound during the fourth quarter of 2008, resulting in a deferred gain of approximately $2.6 billion recorded in shareholders’ equity at December 31, 2008.

During the six months period ended June 30, 2009, the Company recorded a gain of 770 in the statement of operations related to the sale of inventory in 2009 and changes in the estimated future raw material purchases previously hedged. As of June 30, 2009, the deferred gain recorded in shareholders’ equity is $1.9 billion ($1.3 billion net of tax).

ArcelorMittal and Subsidiaries

(in millions of U.S. dollars unless otherwise stated except share and per share data)

Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2009

NOTE 9 – SEGMENT REPORTING

ArcelorMittal reports its operations in six operating segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and Commonwealth of Independent States (“AACIS”), Stainless Steel and Steel Solutions and Services.

The following table summarizes certain financial data relating to operations in different reportable operating segments:

June 30, 2008	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas & Europe	Asia & Africa CIS	Stainless Steel	Steel Solutions and Services	Others / Eliminations	Total

Financial Information
Sales from external customers	12,811	17,563	14,931	4,694	4,718	11,368	1,564	67,649
Intersegment sales	1,160	3,576	2,619	2,180	245	1,393	(11,173)	-
Operating income	2,317	2,823	2,788	1,815	474	443	(425)	10,235
Depreciation and impairment	649	848	763	255	175	104	61	2,855
Capital expenditures (1)	396	678	464	399	120	112	246	2,415
Total assets	21,419	40,174	32,380	9,497	9,806	8,196	34,792	156,264

June 30, 2009	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas & Europe	Asia & Africa CIS	Stainless Steel	Steel Solutions and Services	Others / Eliminations	Total

Financial Information
Sales from external customers	5,305	7,492	6,981	2,202	1,857	6,266	195	30,298
Intersegment sales	679	1,689	880	1,164	63	523	(4,998)	-
Operating income	(1,020)	(602)	(242)	2	(233)	(456)	(116)	(2,667)
Depreciation and impairment	577	639	521	265	144	108	92	2,346
Capital expenditures (2)	212	354	215	177	44	43	69	1,114
Total assets	17,100	28,814	21,321	8,302	3,848	5,255	42,478	127,118

(1)	Capital expenditures amounts include intangible assets
(2)	Capital expenditures amounts exclude intangible assets

ArcelorMittal and Subsidiaries

(in millions of U.S. dollars unless otherwise stated except share and per share data)

Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2009

Geographical segmentation

Sales (by destination)

	Six months ended June 30,
	2008	2009
Americas
United States	10,383	4,259
Canada	2,416	999
Brazil	3,721	2,552
Argentina	723	371
Others	2,639	1,411

Total Americas	19,882	9,592

Europe
France	5,578	2,502
Spain	5,108	1,960
Germany	7,760	3,025
Romania	813	258
Poland	2,816	1,154
Belgium	1,520	562
Italy	3,223	1,154
United Kingdom	1,483	637
Turkey	1,755	642
Czech Republic	1,398	439
Others	6,773	2,511

Total Europe	38,227	14,835

Asia & Africa
South Africa	2,526	1,376
Others	7,014	4,495

Total Asia & Africa	9,540	5,871

Total	67,649	30,298

ArcelorMittal and Subsidiaries

(in millions of U.S. dollars unless otherwise stated except share and per share data)

Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2009

NOTE 10 – COMMITMENTS

ArcelorMittal’s commitments consist of three main categories:

•	Various purchase and capital expenditure commitments,
•	Pledges, guarantees and other collateral instruments given to secure financial debt and credit lines,
•	Non-cancellable operating leases.

	December 31, 2008	June 30, 2009

Purchase commitments	29,724	25,908
Guarantees, pledges and other collateral	4,796	4,785
Capital expenditure commitments	2,233	1,601
Other commitments	5,759	5,033

Total	42,512	37,327

The decrease in commitments is mainly related to the reduction in operations. The purchase commitments for the six month period ended June 30, 2009 have not been renewed and there were no new capital expenditure commitments during this period.

NOTE 11 – CONTINGENCIES

The Company has been involved in one new significant case for the six months ended June 30, 2009 which is related to a legal claim in Brazil. Significant developments regarding cases presented in the annual consolidated financial statements of the Company for the year ended December 31, 2008 occurred in the Harmony Gold Mining Company Limited competition case in South Africa and to certain IPI (Manufactured Goods Tax) and tax disputes in Brazil.

Tax Claims

Brazil

On March 31, 2009, ArcelorMittal Brasil agreed to participate in a Federal Revenue program settling a number of these disputes. At this stage, ArcelorMittal Brasil is not able to determine the total amount of payment, however the reserves recorded for this matter are expected to be sufficient to cover such payment.

Competition/Antitrust Claims

South Africa

Regarding the dispute between ArcelorMittal South Africa and Harmony Gold Mining Company Limited and Durban Roodeport Deep Limited, on May 29, 2009, the Competition Appeal court ordered a setting aside of both decisions of the Competition Tribunal of 2007, both on the merits and on the remedies thereof, and referred the matter back to the Competition Tribunal. ArcelorMittal is evaluating the decision and will continue to defend itself vigorously in this matter.

ArcelorMittal and Subsidiaries

(in millions of U.S. dollars unless otherwise stated except share and per share data)

Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2009

Other Legal Claims

Brazil

Companhia Vale do Rio Doce (“Vale”) has commenced arbitral proceedings against ArcelorMittal España in Brazil, claiming damages arising from allegedly defective rails supplied by ArcelorMittal España to Vale for the Carajas railway in Brazil. Vale also claims the allegedly defective rails caused a derailment on the railway line. Vale quantifies its claim as 64. ArcelorMittal España intends to defend itself vigorously in this matter.

Czech Republic

On May 7, 2009, ArcelorMittal and the Czech Government agreed to resolve all pending arbitration and litigation regarding the privatization of Nova Hut and Vitkovice Steel. The parties agreed to the following:

•	ArcelorMittal agreed to an amicable settlement of all pending litigation and arbitration cases against the Czech Government and its related entities;
•

ArcelorMittal will increase its stake in ArcelorMittal Ostrava to approximately 83% by acquiring a 10.9% stake held by the Czech Government. Following the acquisition, the Company will hold 82.55% of the outstanding shares of ArcelorMittal Ostrava; and

•	As a part of the overall settlement agreement, ArcelorMittal Ostrava concluded a long-term supply agreement for hot metal to Evraz Vitkovice Steel.

On July 22, 2009, the Company completed the acquisition of 1,359,083 shares. The total acquisition price was 375, of which 55 was paid at closing with the remaining 320 to be paid in six annual instalments. This commitment is included in the table disclosed in Note 10.

NOTE 12 – SUBSEQUENT EVENTS

On May 8, 2009, ArcelorMittal signed a definitive purchase agreement with Noble BV’s parent Noble International, Ltd., which filed for reorganization under the bankruptcy laws of the United States on April 15, 2009. Following the approval from the European Commission on July 8, 2009, the Company completed on July 17, 2009, the acquisition of all the issued and outstanding shares of Noble European Holdings B.V. (“Noble BV”) a Dutch private limited liability company engaged in laser welded blanks operations primarily in Europe. The purchase was made under section 363 of Chapter 11 of the United States Bankruptcy Code by authorization of the United States Bankruptcy Court for the Eastern District of Michigan.

On July 17, 2009, ArcelorMittal announced a positive outcome to its covenant amendment request to existing lenders under its €17 billion Credit Facilities, the $4 billion Revolving Credit Facility and the $3.25 billion Forward Start Facility (together the "Facilities"). The Company has since received consent, subject to final documentation, from 100% of the lenders in each of the three Facilities.

ArcelorMittal and Subsidiaries

(in millions of U.S. dollars unless otherwise stated except share and per share data)

Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2009

NOTE 13 – FINANCIAL INFORMATION FOR ISSUER, GUARANTOR SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

On December 28, 2007, ArcelorMittal Finance Services LLC, a limited liability company organized under the laws of Delaware, became the Issuer of the Senior Secured Notes (see note 15 of the 2008 Annual Report on Form 20-F), and was substituted for Ispat Inland ULC (the initial issuer of the Senior Secured Notes) for all purposes under the Indenture and Pledge Agreement. The Senior Secured Notes were originally secured by a pledge of 800 of ArcelorMittal USA’s First Mortgage Bonds.

The following condensed consolidating financial statements present, in separate columns, financial information for the following: ArcelorMittal (on a parent only basis) with its investment in subsidiaries recorded under the equity method, the Issuer (ArcelorMittal Finance Services LLC), the Guarantors (ArcelorMittal USA and certain of its subsidiaries), and the Non-guarantors on a combined basis. Additional columns present consolidating adjustments and consolidated totals as of December 31, 2008 and for the six month periods ended June 30, 2008 and 2009. Each of the guarantors is 100% owned by ArcelorMittal. ArcelorMittal and each of the guarantors has fully and unconditionally guaranteed the Senior Secured Notes on a joint and several basis.

 Condensed consolidating statement of financial position as of December 31, 2008

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	15	2	4	7,555	—	7,576
Restricted cash	—	—	—	11	—	11
Assets held for sale	—	—	—	910	—	910
Trade accounts receivable and other	147	—	366	6,422	(198)	6,737
Inventories	—	—	2,744	22,018	(21)	24,741
Prepaid expenses and other current assets	8,279	14	2,087	5,359	(11,300)	4,439

Total current assets	8,441	16	5,201	42,275	(11,519)	44,414
Property, plant and equipment—net	43	—	4,996	55,716	—	60,755
Investments in associates and joint ventures and intercompany long-term receivables	67,892	90	207	7,044	(66,721)	8,512
Other assets	4,070	428	504	17,308	(2,903)	19,407

Total assets	80,446	534	10,908	122,343	(81,143)	133,088

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	6,645	—	47	11,635	(9,918)	8,409
Trade accounts payable and other	196	—	828	9,683	(206)	10,501
Liabilities held for sale	—	—	—	370	—	370
Accrued expenses and other liabilities	350	13	1,341	10,120	(344)	11,480

Total current liabilities	7,191	13	2,216	31,808	(10,468)	30,760
Long-term debt, net of current portion	18,030	434	2,764	7,351	(2,912)	25,667
Deferred employee benefits	27	—	2,375	4,709	—	7,111
Other long-term obligations	—	—	372	9,948	—	10,320

Total liabilities	25,248	447	7,727	53,816	(13,380)	73,858

Non-controlling interests	—	—	—	170	3,862	4,032
Equity attributable to the equity holders of parent	55,198	87	3,181	68,357	(71,625)	55,198

Total liabilities and equity	80,446	534	10,908	122,343	(81,143)	133,088

ArcelorMittal and Subsidiaries

(in millions of U.S. dollars unless otherwise stated except share and per share data)

Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2009

Condensed consolidating statement of operations for the six months ended June 30, 2008

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	—	7,770	60,105	(226)	67,649
Cost of sales and other operating expenses (including depreciation and impairment)	2	—	7,103	47,124	(226)	54,003
Selling, general and administrative	257	—	187	2,967	—	3,411

Operating income	(259)	—	480	10,014	—	10,235
Income from equity method investments and other	7,049	—	47	832	(7,047)	881
Financing costs—net	465	—	(89)	(953)	(208)	(785)

Income before taxes	7,255	—	438	9,893	(7,255)	10,331
Income tax expense—net	(955)	—	144	2,340	—	1,529

Net income (including non-controlling interests)	8,210	—	294	7,553	(7,255)	8,802
Attributable to:
Non-controlling interests	—	—	—	592	—	592

Equity holders of the parent	8,210	—	294	6,961	(7,255)	8,210

Condensed consolidating statement of cash flows for six months ended June 30, 2008

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	731	(1)	(63)	5,547	—	6,214

Investing activities:
Purchases of property, plant and equipment	(11)	—	(145)	(2,172)	—	(2,328)
Acquisition of net assets of subsidiaries, and non-controlling interests, net of cash acquired	(207)	—	—	(4,075)	—	(4,282)
Acquisition of investments accounted for under the equity method	—	—	—	(1,541)	—	(1,541)
Other investing activities (net)	46	—	814	(692)	—	168

Net cash used in investing activities	(172)	—	669	(8,480)	—	(7,983)

Financing activities:
Proceeds (payments) from payable to banks and long-term debts	(1,777)	1	(605)	7,815	—	5,434
Dividends paid	(1,043)	—	—	(2,509)	2,262	(1,290)
Dividends received	2,262	—	—	—	(2,262)	—
Other financing activities (net)	17	—	—	(2,648)	—	(2,631)

Net cash provided by financing activities	(541)	1	(605)	2,658	—	1,513

Net increase (decrease) in cash and cash equivalents	18	—	1	(275)	—	(256)
Effect of exchange rate changes on cash	—	—	—	(137)	—	(137)
Cash and cash equivalents:
At the beginning of the period	6	1	11	7,842	—	7,860

At the end of the period	24	1	12	7,430	—	7,467

ArcelorMittal and Subsidiaries

(in millions of U.S. dollars unless otherwise stated except share and per share data)

Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2009

Condensed consolidating statement of financial position as of June 30, 2009

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	—	—	2	7,243	—	7,245
Restricted cash	—	—	—	18	—	18
Assets held for sale	—	—	1	4	—	5
Trade accounts receivable and other	57	—	247	6,040	(116)	6,228
Inventories	—	—	1,995	14,801	—	16,796
Prepaid expenses and other current assets	1,667	14	1,833	4,481	(3,377)	4,618

Total current assets	1,724	14	4,078	32,587	(3,493)	34,910
Property, plant and equipment	43	—	4,880	55,792	—	60,715
Investments in associates and joint ventures and intercompany long-term receivables	65,448	90	187	9,451	(66,040)	9,136
Other assets	24,813	428	703	18,726	(22,313)	22,357

Total assets	92,028	532	9,848	116,556	(91,846)	127,118

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	16,082	—	87	16,116	(24,323)	7,962
Trade accounts payable and other	140	—	531	7,604	(169)	8,106
Liabilities held for sale	—	—	—	—	—	—
Accrued expenses and other liabilities	739	11	1,052	7,991	(248)	9,545

Total current liabilities	16,961	11	1,670	31,711	(24,740)	25,613
Long-term debt, net of current portion	16,437	433	1,074	4,946	(726)	22,164
Deferred employee benefits	26	—	2,500	4,845	—	7,371
Other long-term obligations	1,089	—	352	9,807	(589)	10,659

Total liabilities	34,513	444	5,596	51,309	(26,055)	65,807

Non-controlling interests	—	—	—	164	3,632	3,796
Equity attributable to the equity holders of parent	57,515	88	4,252	65,083	(69,423)	57,515

Total liabilities and equity	92,028	532	9,848	116,556	(91,846)	127,118

ArcelorMittal and Subsidiaries

(in millions of U.S. dollars unless otherwise stated except share and per share data)

Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2009

Condensed consolidating statement of operations for six months ended June 30, 2009

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	—	3,114	27,326	(142)	30,298
Cost of sales (including depreciation and impairment)	3	—	4,016	27,038	(142)	30,915
Selling, general and administrative	(209)	—	128	1,659	472	2,050

Operating income (loss)	206	—	(1,030)	(1,371)	(472)	(2,667)
Income (loss) from investments in associates and joint ventures	(2,561)	—	(4)	(139)	2,562	(142)
Financing costs—net	(1,213)	(1)	(138)	45	(198)	(1,505)

Income (loss) before taxes	(3,568)	(1)	(1,172)	(1,465)	1,892	(4,314)
Income tax expense (benefit)	(1,713)	—	(476)	(138)	—	(2,327)

Net income (loss) (including non-controlling interests)	(1,855)	(1)	(696)	(1,327)	1,892	(1,987)
Net income (loss) attributable to:
Non-controlling interests	—	—	—	(132)	—	(132)
Equity holders of the parent	(1,855)	(1)	(696)	(1,195)	1,892	(1,855)

Condensed consolidating statement of cash flows for six months ended June 30, 2009

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	(1,287)	(1)	(273)	3,636	—	2,075

Investing activities:
Purchases of property, plant and equipment	(2)	—	(138)	(1,278)	—	(1,418)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	—	—	—	(67)	—	(67)
Investment in associates and joint ventures accounted for under equity method	—	—	—	—	—	—
Other investing activities	(1)	—	1	210	—	210

Net cash used in investing activities	(3)	—	(137)	(1,135)	—	(1,275)

Financing activities:
Offering of common shares	3,153	—	—	—	—	3,153
Proceeds from short-term and long-term debt	8,513	—	415	1,386	(375)	9,939
Payments of short-term and long-term debt	(9,880)	(1)	(1,689)	(3,807)	2,057	(13,320)
Dividends paid	(518)	—	—	(179)	—	(697)
Other financing activities (net) includes (2,648) share buy back in 2008 and (234) in 2009	5	—	1,682	(257)	(1,682)	(252)

Net cash provided by (used in) financing activities	1,273	(1)	408	(2,857)	—	(1,177)

Effect of exchange rate changes on cash	2	—	—	44	—	46
Net decrease in cash and cash equivalents	(15)	(2)	(2)	(312)	—	(331)
Cash and cash equivalents:
At the beginning of the year	15	2	4	7,555	—	7,576

At the end of the period	—	—	2	7,243	—	7,245

ArcelorMittal and Subsidiaries

(in millions of U.S. dollars unless otherwise stated except share and per share data)

Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2009

On April 14, 2004 ArcelorMittal USA issued senior, unsecured debt securities due 2014 (see note 15 of the Annual Report on Form 20-F). The bonds are fully and unconditionally guaranteed on a joint and several basis by certain wholly-owned subsidiaries of ArcelorMittal USA and, as of March 9, 2007, by ArcelorMittal.

The following condensed consolidating financial statements present, in separate columns, financial information for the following: ArcelorMittal (on a parent only basis) with its investment in subsidiaries recorded under the equity method, the Subsidiary Issuer (ArcelorMittal USA), Guarantor Subsidiaries of the parent, and the Non-guarantors of the parent on a combined basis. Additional columns present consolidating adjustments and consolidated totals as of December 31, 2008 and for the six month periods ended June 30, 2008 and 2009. In its financial statements for the six month period ended June 30, 2008, the Company presented the Subsidiary Issuer on a consolidated basis with the issuer’s Guarantor Subsidiaries. The six month period ended June 30, 2008 presented below has been revised to conform to the presentation for the six month period ended June 30, 2009.

Condensed consolidating statement of financial position as of December 31, 2008

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	15	—	5	7,556	—	7,576
Restricted cash	—	—	—	11	—	11
Assets held for sale	—	—	—	910	—	910
Trade accounts receivable and other	147	149	219	6,420	(198)	6,737
Inventories	—	611	2,097	22,054	(21)	24,741
Prepaid expenses and other current assets	8,279	1,563	524	7,241	(13,168)	4,439

Total current assets	8,441	2,323	2,845	44,192	(13,387)	44,414
Property, plant and equipment—net	43	1,507	3,454	55,751	—	60,755
Investments in associates and joint ventures and intercompany long-term receivables	67,892	7,907	8,311	7,130	(82,728)	8,512
Other assets	4,070	480	26	17,734	(2,903)	19,407

Total assets	80,446	12,217	14,636	124,807	(99,018)	133,088

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	6,645	29	18	13,503	(11,786)	8,409
Trade accounts payable and other	196	251	571	9,689	(206)	10,501
Liabilities held for sale	—	—	—	370	—	370
Accrued expenses and other liabilities	350	1,019	311	10,144	(344)	11,480

Total current liabilities	7,191	1,299	900	33,706	(12,336)	30,760
Long-term debt, net of current portion	18,030	2,664	2,304	7,781	(5,112)	25,667
Deferred employee benefits	27	2,347	28	4,709	—	7,111
Other long-term obligations	—	357	12	9,951	—	10,320

Total liabilities	25,248	6,667	3,244	56,147	(17,448)	73,858

Non-controlling interests	—	—	—	171	3,861	4,032
Equity attributable to the equity holders of parent	55,198	5,550	11,392	68,489	(85,431)	55,198

Total liabilities and equity	80,446	12,217	14,636	124,807	(99,018)	133,088

ArcelorMittal and Subsidiaries

(in millions of U.S. dollars unless otherwise stated except share and per share data)

Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2009

 Condensed consolidating statement of operations for the six months ended June 30, 2008

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	1,917	6,329	60,183	(780)	67,649
Cost of sales and other operating expenses (including depreciation and impairment)	2	2,212	5,367	47,202	(780)	54,003
Selling, general and administrative	257	168	19	2,967	—	3,411

Operating income	(259)	(463)	943	10,014	—	10,235
Income from equity method investments and other	7,049	920	—	879	(7,967)	881
Financing costs—net	465	(19)	(70)	(953)	(208)	(785)

Income before taxes	7,255	438	873	9,940	(8,175)	10,331
Income tax expense—net	(955)	144	—	2,340	—	1,529

Net income (including non-controlling interests)	8,210	294	873	7,600	(8,175)	8,802
Attributable to:
Non-controlling interests	—	—	—	592	—	592

Equity holders of the parent	8,210	294	873	7,008	(8,175)	8,210

Condensed consolidating statement of cash flows for the six months ended June 30, 2008

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	731	642	(707)	5,548	—	6,214

Investing activities:
Purchases of property, plant and equipment	(11)	(36)	(105)	(2,176)	—	(2,328)
Acquisition of net assets of subsidiaries, and non-controlling interests, net of cash acquired	(207)	—	—	(4,075)	—	(4,282)
Acquisition of investments accounted for under the equity method	—	—	—	(1,541)	—	(1,541)
Other investing activities (net)	46	1	813	(692)	—	168

Net cash used in investing activities	(172)	(35)	708	(8,484)	—	(7,983)

Financing activities:
Proceeds (payments) from payable to banks and long term debts	(1,777)	(596)	(9)	7,816	—	5,434
Dividends paid	(1,043)	—	—	(2,509)	2,262	(1,290)
Dividends received	2,262	—	—	—	(2,262)	—
Other financing activities (net)	17	—	—	(2,648)	—	(2,631)

Net cash provided by financing activities	(541)	(596)	(9)	2,659	—	1,513

Net increase (decrease) in cash and cash equivalents	18	11	(8)	(277)	—	(256)
Effect of exchange rate changes on cash	—	—	—	(137)	—	(137)
Cash and cash equivalents:
At the beginning of the period	6	3	8	7,843	—	7,860

At the end of the period	24	14	—	7,429	—	7,467

ArcelorMittal and Subsidiaries

(in millions of U.S. dollars unless otherwise stated except share and per share data)

Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2009

Condensed consolidating statement of financial position as of June 30, 2009

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	—	—	2	7,243	—	7,245
Restricted cash	—	—	—	18	—	18
Assets held for sale	—	1	—	4	—	5
Trade accounts receivable and other	57	110	138	6,039	(116)	6,228
Inventories	—	606	1,332	14,858	—	16,796
Prepaid expenses and other current assets	1,667	1,621	212	4,495	(3,377)	4,618

Total current assets	1,724	2,338	1,684	32,657	(3,493)	34,910
Property, plant and equipment—net	43	1,466	3,380	55,826	—	60,715
Investments in associates and joint ventures and intercompany long-term receivables	65,448	4,973	7,346	9,517	(78,148)	9,136
Other assets	24,813	679	25	19,153	(22,313)	22,357

Total assets	92,028	9,456	12,435	117,153	(103,954)	127,118

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	16,082	68	19	16,116	(24,323)	7,962
Trade accounts payable and other	140	242	292	7,601	(169)	8,106
Liabilities held for sale	—	—	—	—	—	—
Accrued expenses and other liabilities	739	822	222	8,010	(248)	9,545

Total current liabilities	16,961	1,132	533	31,727	(24,740)	25,613
Long-term debt, net of current portion	16,437	982	2,296	5,375	(2,926)	22,164
Deferred employee benefits	26	2,475	25	4,845	—	7,371
Other long-term obligations	1,089	338	11	9,810	(589)	10,659

Total liabilities	34,513	4,927	2,865	51,757	(28,255)	65,807

Non-controlling interests	—	—	—	164	3,632	3,796
Equity attributable to the equity holders of parent	57,515	4,529	9,570	65,232	(79,331)	57,515

Total liabilities and equity	92,028	9,456	12,435	117,153	(103,954)	127,118

ArcelorMittal and Subsidiaries

(in millions of U.S. dollars unless otherwise stated except share and per share data)

Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2009

 Condensed consolidating statement of operations for the six months ended June 30, 2009

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	1,011	2,287	27,377	(377)	30,298
Cost of sales (including depreciation and impairment)	3	357	3,842	27,090	(377)	30,915
Selling, general and administrative	(209)	116	11	1,660	472	2,050

Operating income (loss)	206	538	(1,566)	(1,373)	(472)	(2,667)
Income from investments in associates and joint ventures	(2,561)	(1,641)	—	(139)	4,199	(142)
Financing costs—net	(1,213)	(69)	(69)	44	(198)	(1,505)

Income before taxes	(3,568)	(1,172)	(1,635)	(1,468)	3,529	(4,314)
Income tax expense (benefit)	(1,713)	(476)	—	(138)	—	(2,327)

Net income (loss) (including non- controlling interests )	(1,855)	(696)	(1,635)	(1,330)	3,529	(1,987)
Net income (loss) attributable to:
Non-controlling interests	—	—	—	(132)	—	(132)
Equity holders of the parent	(1,855)	(696)	(1,635)	(1,198)	3,529	(1,855)

Condensed consolidating statement of cash flows for the six months ended June 30, 2009

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	(1,287)	(399)	125	3,636	—	2,075

Investing activities:
Purchases of property, plant and equipment	(2)	(17)	(121)	(1,278)	—	(1,418)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	—	—	—	(67)	—	(67)
Investment in associates and joint ventures accounted for under equity method	—	—	—	—	—	—
Other investing activities	(1)	—	1	210	—	210

Net cash used in investing activities	(3)	(17)	(120)	(1,135)	—	(1,275)

Financing activities:
Offering of common shares	3,153	—	—	—	—	3,153
Proceeds from short-term and long-term debt	8,513	415	—	1,386	(375)	9,939
Payments of short-term and long-term debt	(9,880)	(1,681)	(8)	(3,808)	2,057	(13,320)
Dividends paid	(518)	—	—	(179)	—	(697)
Other financing activities (net) includes (2,648) share buy back in 2008 and (234) in 2009	5	1,682	—	(257)	(1,682)	(252)

Net cash provided by (used in) financing activities	1,273	416	(8)	(2,858)	—	(1,177)

Effect of exchange rate changes on cash	2	—	—	44	—	46
Net decrease in cash and cash equivalents	(15)	—	(3)	(313)	—	(331)
Cash and cash equivalents:
At the beginning of the year	15	—	5	7,556	—	7,576

At the end of the period	—	—	2	7,243	—	7,245